SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AMN Healthcare Services, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

001744101

(CUSIP Number)

Haas Wheat & Partners Incorporated Attention: Robert B. Haas 300 Crescent Court, Suite 1700 Dallas, Texas 75201 (214) 871-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

1	NAMES OF REPORTING PERSONS Robert B. Haas (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 578,361 (See Item 5 below)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 578,361 (See Item 5 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 578,361 (See Item 5 below)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 1.4% (See Item 5 below)
14	TYPE OF REPORTING PERSON (see instructions) IN

This Amendment No. 1 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed by Robert B. Haas (the “Reporting Person”) with the SEC on December 23, 2010 (the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to add the following information for updating:

Additionally, no funds were used by the Reporting Person to acquire any of the (i) 2,071 shares of Common Stock held for the sole benefit of Haas Wheat & Partners Incorporated (“HWPI”) that were issued to Mr. Walton in connection with the settlement of the RSUs previously issued to Mr. Walton following his ceasing to be a member of the Board of Directors of the Issuer on April 12, 2011 (the remaining 4,204 shares of Common Stock issuable under such RSUs are no longer eligible for vesting or delivery) or (ii) 2,548 shares of Common Stock held for the sole benefit of HWPI that were issued to Mr. Walton pursuant to the SAR Agreement in connection with Mr. Walton’s irrevocable exercise of the 5,397 SARs on July 6, 2011. Following issuance to Mr. Walton, such 2,548 shares of Common Stock were transferred by Mr. Walton on August 10, 2011, to HWPI and were then held directly by HWPI prior to the distribution described in Item 4 of this Amendment.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

On August 29, 2011, (i) HWPCP distributed all of the shares of Common Stock held by it to various individuals and entities and (ii) HWPI distributed all of the shares of Common Stock held by it to various individuals and entities. Prior to such distributions, all shares of Preferred Stock held by HWPCP and HWPI that were reported in the Schedule 13D were converted into shares of Common Stock pursuant to the terms of the Certificate of Designations.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

The information set forth in Item 4 is hereby incorporated herein by reference.

(a) As reported by the Issuer in its Form 10-Q filed with the SEC on August 5, 2011, there were 40,382,631 shares of Common Stock issued and outstanding as of August 2, 2011. As of the close of business on August 29, 2011, the Reporting Person may be deemed to have beneficially owned 578,361 shares of Common Stock, representing beneficial ownership of approximately 1.4% of the Common Stock, as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.

(b) The Reporting Person has shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by the Reporting Person as indicated herein.

(c) Other than as set forth in Item 4, no transactions in the Common Stock were effected by the Reporting Person during the 60 day period immediately preceding August 29, 2011. In addition to the foregoing, (i) on August 10, 2011, Mr. Walton transferred to HWPI the 2,071 shares of Common Stock held by Mr. Walton for the sole benefit of HWPI that were issued to Mr. Walton in connection with the settlement of the RSUs previously issued to Mr. Walton following his ceasing to be a member of the Board of Directors of the Issuer on April 12, 2011 (such RSUs were previously reported by the Reporting Person in the Schedule 13D), (ii) Mr. Walton irrevocably exercised the 5,397 SARs pursuant to the SAR Agreement on July 6, 2011, and was issued a net number of shares of Common Stock equal to 2,548 and (iii) such 2,548 shares of Common Stock so issued to Mr. Walton (1) were held by Mr. Walton for the sole benefit of HWPI and (2) were transferred by Mr. Walton to HWPI on August 10, 2011, and were then held directly by HWPI prior to the distribution described in Item 4 of this Amendment.

(d) Other than the Affiliated Entities, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

(e) The Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on August 29, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 24, 2011

/s/ Robert B. Haas
Name: Robert B. Haas